VIA EDGAR

November 16, 2018

Mr. Bill Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    TRAVELCENTERS OF AMERICA LLC
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-33274

Dear Mr. Thompson:

TravelCenters of America LLC (the "Company" or "we"), hereby responds to the comments of the staff of the Division of Corporation Finance (the "Staff"), of the Securities and Exchange Commission, set forth in your letter dated October 25, 2018, regarding the above referenced Form 10-K (the "Form 10-K").

For the convenience of the Staff, your numbered comments with respect to the Form 10-K have been reproduced below in italicized text. The Company's responses thereto are set forth immediately following the reproduced comment to which it relates. All references to page numbers correspond to the page numbers in the Company's Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations
Critical Accounting Policies
Impairment of indefinite-lived intangible assets and goodwill, page 55

1.    We note your quantitative analysis indicated the estimated fair value of your convenience store reporting unit exceeded its carrying amount by 2.6%. If a reporting unit is at risk of failing your quantitative analysis, in addition to the information you provided for investors to assess the probability of future goodwill impairment charges, you should also provide a more detailed description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, available on our website at www.sec.gov.

Response: For the reasons explained below, the Company respectfully submits that the Form 10-K contained a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions underlying the Company’s estimated fair value of its convenience stores reporting unit.

At the time of filing the Form 10-K, the Company’s convenience stores segment had existed since December 31, 2015. It comprised 233 convenience stores in 11 states that the Company acquired in multiple separate acquisitions between the fourth quarter of 2013 and the second quarter of 2016. As disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Form 10-K under Factors Affecting Comparability and elsewhere in the Form 10-K, the Company believes that its convenience stores require a period of time after they are developed or acquired and renovations are completed to reach expected stabilized financial results. The Company had disclosed that some of the Company’s convenience stores were taking longer than anticipated to reach the stabilized financial results expected by the Company.

U.S. Securities and Exchange Commission
November 16, 2018

In Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 of the Form 10-K under Critical Accounting Policies, the Company provided sensitivity analyses related to a decrease in the fair value of the convenience stores reporting unit by 5% and an increase in the discount rate of the goodwill valuation by 50 basis points, reporting that they would have resulted in the carrying amount of the convenience stores reporting unit exceeding its fair value as of July 31, 2017, by $12.8 million and $13.7 million, respectively. The Company also provided expanded sensitivity disclosure focused on what it considered to be the most significant risk factor in the impairment analysis of the Company’s convenience stores reporting unit, the reporting unit’s nonfuel revenue growth rate. This sensitivity disclosure indicated that a 1% decrease in the convenience stores nonfuel revenue growth rate would have resulted in an impairment in the reporting unit of approximately $1 million as of July 31, 2017.

In addition to these disclosures, the Company provided disclosures related to risks concerning competition that may adversely affect its gross margin and financial results in our convenience stores business in Warnings Concerning Forward Looking Statements of the Form 10-K and in Risk Factors in Item 1A of the Form 10-K.

Further, in addition to providing the disclosures required in the Company's SEC periodic reports, the Company also provided information on the performance of the convenience stores in its earnings press releases furnished on Form 8-K and its earnings conference calls that were held the same day the applicable Form 8-K was furnished. This additional information further informed investors of the risk of future goodwill impairment. For example:

•	The Company’s earnings press release for the three and six months ended June 30, 2017, as furnished on Form 8-K on August 8, 2017, stated:

"Our efforts to achieve stabilized results at our recently acquired locations continued largely as expected for our travel centers and restaurants, but we have encountered certain challenges at our convenience stores, including challenges that are impacting the convenience store industry generally. While I believe these challenges may increase the time it will take TA to achieve expected results at these stores, I believe TA's fuel pricing, merchandising and cost control strategies will continue positively impacting our financial results at these stores."

•	On the Company’s earnings conference call held on August 8, 2017, the Company's Chief Executive Officer stated:

"While we've continued to ramp operating results at acquired sites, increased contributions from certain acquired convenience store sites have not yet returned to the pace of growth seen prior to the first quarter 2017. There have been some challenges, in particular, convenience store markets that have seen high-quality operators construct new or upgrade existing stores."

•	On the Company’s earnings conference call held on November 7, 2017, the Company's Chief Financial Officer stated:

"...It has taken longer than I had anticipated for these [convenience stores] locations to stabilize but I am confident that, for the most part, that will come."

We believe that the Company’s disclosures regarding the possibility of future goodwill impairment should be considered in context: the Company's quantitative analysis indicated that the estimated fair value of the Company’s convenience stores reporting unit exceeded its carrying amount by only 2.6%; the Company’s convenience stores require a period of time after acquisition and renovation to reach expected stabilized financial results; and the pace of growth at some of the Company’s convenience stores had been slower than expected. We believe that, when viewed in this context, the Company’s sensitivity disclosure that a 1% decline in the nonfuel revenue growth rate would have resulted in impairment reasonably informed investors that the nonfuel revenue growth rate is a key factor in the profitability of the Company’s convenience stores reporting unit. Therefore, the Company respectfully submits that investors were aware that the convenience stores reporting unit was at risk of potential future goodwill impairment and of the primary assumptions that, when revised or superseded with additional future actual results, were most likely to result in impairment.

U.S. Securities and Exchange Commission
November 16, 2018

We acknowledge the Staff's comment and, given the significant use of judgment in the area of goodwill impairment, the Company will continue to monitor our disclosures surrounding critical accounting estimates related to goodwill impairment and known uncertainties and adjust these disclosures, as necessary, in the future.

The Company would like to bring to the Staff’s attention that, subsequent to filing the Form 10-K, the Company recognized an impairment charge of $51.5 million in the convenience stores reporting unit, as described in Note 4 to the Notes to the Consolidated Financial Statements included in Item 1 of the Quarterly Report on the Form 10-Q for the quarter ended June 30, 2018 filed on August 6, 2018 (the "June 2018 Form 10-Q"), and in Management’s Discussion and Analysis of Financial Condition and Results of Operation in Item 2 of the June 2018 Form 10-Q. During the second quarter of 2018, the Company determined that the decline in site level gross margin in excess of site level operating expenses (the segment profitability measure) for the three and six months ended June 30, 2018, as compared to the three and six months ended June 30, 2017, and the fact that since acquisition the operating results for the convenience stores segment failed to meet the Company’s forecasted results, despite certain profitability initiatives initiated over time, together were an indicator of goodwill impairment. The impairment charge of $51.5 million was the result of a lower estimated fair value of the reporting unit primarily caused by a higher discount rate used for the valuation under the income approach and lower market multiples experienced in the industry adversely affecting the valuation under the market approach.

On September 1, 2018, the Company's Board of Directors committed to a plan to sell the convenience stores business, the related assets were classified as held for sale and the Company impaired the remaining goodwill in the convenience stores reporting unit of $17.9 million as was reported in the Form 8-K the Company furnished on September 4, 2018. On September 1, 2018, the Company entered into an asset purchase agreement with EG Retail (America), LLC and EG Group Limited (together "EG Group") to sell 225 convenience stores, one standalone restaurant and certain related assets, or the convenience stores business. The sale of the convenience stores business, which is expected to close in the fourth quarter of 2018, is also described in Note 4 to the Notes to the Consolidated Financial Statements included in Item 1 of the Quarterly Report on the Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018.

2.    We note your market capitalization is significantly below your shareholders’ equity at both December 31, 2017 and June 30, 2018. Please explain to us how you considered this significant difference in your impairment analysis during the year ended December 31, 2017 and interim period ended June 30, 2018.

Response: For the reasons explained below, the Company considered, but did not rely upon, the market capitalization of the Company in its goodwill impairment analysis as of July 31, 2017, and did not consider the difference in the Company’s market capitalization and shareholders' equity as an indicator of impairment that would cause/require the Company to perform an assessment of goodwill impairment at either December 31, 2017 or June 30, 2018.

The Company recognizes that market capitalization is often used in goodwill impairment testing to corroborate the fair value of a company. ASC Topic 350 states that quoted market prices in active markets, if available, should be used as a basis of measurement; however, this guidance also recognizes that the market price of an individual equity security may not be representative of the fair value of a reporting unit as a whole and need not be the sole measurement basis of the fair value of a reporting unit.

The Company, in conjunction with its outside valuation specialist, determined that the use of a market approach and income approach were better indicators of fair value of its travel center and convenience store reporting units. This was due to several factors. First, the Company has multiple reporting units and, as such, an observed market capitalization is not separately available for each of these reporting units. More broadly, the volatility of the Company's common shares and the lower level of trading volume indicate that the Company’s market capitalization may not be representative of fair value for the Company. For example, the Company's volatility was 45.6% for the twelve months ended July 31, 2017. Moreover, the Company's equity securities trade in a thinly traded market, the Company has a relatively small number of common shares in public float and the Company does not provide future earnings or long term profitability guidance to the market, limiting its disclosures in its quarterly earnings releases, public SEC filings and quarterly earnings conference call to statements regarding its historical financial results and limited expectations primarily related to transactions of note or strategic business plans.

U.S. Securities and Exchange Commission
November 16, 2018

As an example of the unreliability of the Company's market capitalization as an indicator of fair value of the Company's reporting units, the Company notes that, on September 1, 2018, the Company entered into an asset purchase agreement with EG Group to sell the Company’s convenience stores business for approximately $330.8 million (the "Purchase Price"), which sale is expected to close in the fourth quarter of 2018. On August 31, 2018, the trading day prior to the announcement of this sale, the Company’s market capitalization was $173.0 million, which represents 52% of the Purchase Price. On September 4, 2018, the day the asset purchase agreement was announced, the market capitalization increased to $218.7 million and, as of November 2, 2018, the Company’s market capitalization was $190.1 million. The Company’s market capitalization for all three periods was significantly below the Purchase Price of the convenience stores business, which is a small component of the Company's operations.

In light of the foregoing, the Company did not consider the reconciliation of market capitalization to the Company's estimated fair value to be useful in corroborating the fair value of the Company as a whole. The Company valued the reporting units based on other valuation methodologies: the market approach and the income approach. The main aspects of those techniques are summarized in ASC 820-10-Topics 55-3A through 55-3G. Pursuant to those Topics, an entity should determine the fair value of a reporting unit consistent with one or more of those valuation techniques. The Company determined that a weighting of the income and market approaches of 75% and 25%, respectively, provided a reasonable estimate of the fair value that a market participant would be willing to pay for each reporting unit. While the market approach is relevant in certain circumstances, the Company considered it less relevant because it is derived from guideline public companies that are modestly, but not directly, similar to us. The companies in our industry to which we are most directly comparable are privately held.

Consolidated Statements of Cash Flows, page F-5

3.    Please revise to distinguish cash flows associated with HPT such as any proceeds from the sale of leasehold improvements or property.

Response: Our consolidated statements of cash flows present within net cash used in investing activities the line item "proceeds from asset sales". For the year ended December 31, 2017, the amounts presented on this line item include only those proceeds from the sale of leasehold improvements or property sold to HPT, which are disclosed in Note 7 to the Notes to the Consolidated Financial Statements included in Item 15 of the Form 10-K, and the amount of our asset sales, other than for the sales to HPT, has not historically been material. In future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed on November 5, 2018, we will distinguish between asset sales to HPT and to other parties by presenting those amounts separately.

4.    We note you recognized total share based compensation expense in each of the years presented as well as income from your equity investees. Please tell us where such amounts have been reflected within the Consolidated Statements of Cash Flows. If these items have been included in the line item Other, net, please provide us a reconciliation for each year presented showing the various items and amounts comprising Other, net.

Response: Share based compensation expense and income from equity method investees are included in Other, net on the consolidated statements of cash flows. The table below presents the components of the Other, net balances in the consolidated statements of cash flows, as requested.

	Year Ended December 31,
(amounts in thousands)	2017	2016	2015
Share based compensation	$5,515	$5,523	$5,507
Distribution from equity investees	4,800	3,000	4,800
Income from equity investees	(1,088)	(4,544)	(4,056)
Amortization of deferred financing costs	1,221	1,225	995
Other	428	(2,836)	148
Other, net	$10,876	$2,368	$7,394

U.S. Securities and Exchange Commission
November 16, 2018

Financial Statements
6. Long Term Debt
Revolving Credit Facility, page F-16

5.    We note your credit facility restricts the payment of cash dividends. We also note your disclosure in Item 5 that your rent deferral agreement with HPT prohibits the payment of dividends while any deferred rent remains unpaid. Please describe the most significant restrictions on the payment of dividends and their pertinent provisions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Response: We have two agreements that restrict the payment of dividends: (1) our credit facility, which is disclosed in Note 6 to the Notes to the Consolidated Financial Statements included in Item 15 of the Form 10-K, and (2) our rent deferral agreement, which is disclosed in Note 7 to the Notes to the Consolidated Financial Statements included in Item 15 of the Form 10-K. The most significant restriction on the payment of dividends is our rent deferral agreement, which provides that the Company may not declare or make any distributions on its common shares prior to the repayment in full of the deferred rent. We will include disclosure along the following lines in the leasing transaction note to our consolidated financial statements included in our future reports on Form 10-K:

Under the rent deferral agreement, deferred rent shall be accelerated and interest shall begin to accrue thereon at 1% per month on the deferred rent amounts if certain events occur, including a default under the HPT Leases; a change of control of us, as defined in the deferral agreement; or our declaration or payment of a dividend or other distribution in respect of our common shares.

Note 7. Leasing Transactions
HPT Leases, page F-18

6.    We note you have sold to HPT renovations, improvements and equipment at leased properties in return for increases in your minimum annual rent. Please tell us how you have recognized these transactions in your financial statements and the basis in GAAP supporting your accounting.

Response: Under our lease agreements with HPT, we may request that HPT purchase approved amounts of renovations, improvements and equipment at leased properties in return for increases in our minimum annual rent. These improvements are accounted for as construction in progress and at the time of completion either sold to, and leased back from, HPT at cost or capitalized. Pursuant to the guidance in ASC Topic 840, the Company's leases with HPT for two of the 199 properties are classified as financings and the Company's leases with HPT for the remaining 197 properties are classified as operating leases. The Company adjusts its minimum annual rent prospectively at the time of sale of improvements to HPT as the new base rent under the lease agreements. The adjustment to minimum annual rent is determined in accordance with the lease agreements with HPT and is proportionate to the relative fair value of the additional leased property. With the exception of the two properties classified as financings, the Company recognizes minimum annual rent under its HPT leases on a straight line basis over the remaining term of the respective lease to real estate rent expense, in accordance with ASC Topic 840. For the two properties classified as financings, the Company recognizes a portion of rental payments to real estate rent expense and a portion to interest expense, net on our consolidated statements of operations and comprehensive income (loss) under the effective interest method, in accordance with ASC Topic 840. The Company does not account for these sales as new lease agreements because these sales transactions are defined under, and made pursuant to, the terms of the Company's existing lease agreements with HPT.

Note 9. Income Taxes, page F-24

7.    Please explain to us why the deferred tax provision (benefit) disclosed on page F-25 differs from the amounts of deferred income taxes disclosed in the Consolidated Statements of Cash Flows. In doing so, please provide a schedule showing the items and their amounts which reconciles the differences for each year.

U.S. Securities and Exchange Commission
November 16, 2018

Response: Prior to December 31, 2017, we had uncertain tax positions that totaled $58.6 million, as noted by the Staff in question 8 below and as disclosed in Note 9 to the Notes to the Consolidated Financial Statements included in Item 15 of the Form 10-K. The amount of deferred income taxes disclosed in the consolidated statements of cash flows include both our deferred tax provision and the amount of change in our recorded uncertain tax positions. The table below reconciles the deferred tax benefit (provision) disclosed on page F-25 to the deferred income taxes disclosed in the consolidated statements of cash flows.

	Year Ended December 31,
(amounts in thousands)	2017	2016	2015
Total deferred tax benefit (provision) from page F-25	$57,131	$(4,342)	$(7,367)
Add (less): change in uncertain tax position	28,301	6,509	(9,951)
Deferred income taxes per consolidated statements of cash flows	$85,432	$2,167	$(17,318)

8.    We note you recognized an uncertain tax position in the amount of $58,602 as a result of a number of factors including the passage of time and the results of audits of certain of your U.S. federal income tax returns. The table discloses the position was recognized due to a lapse in statute of limitations. Please clarify for us if in fact the uncertain tax position was recognized due to an expiration of the statute of limitations. If not, please explain how you determined the benefit of the tax position was effectively settled. Please include in your response your evaluation of all of the conditions set forth in ASC 740-10-25-10.

Response: The Company recognized an uncertain tax position in the amount of $58.6 million due to an expiration of the statute of limitations. We will revise disclosures in future filings to clarify this point.

* * * * *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at 440-250-5857.

Very truly yours,
/s/ William E. Myers
William E. Myers
Executive Vice President, Chief Financial Officer and Treasurer

cc:    Margaret Cohen
Skadden, Arps, Slate, Meagher & Flom LLP